NEWS RELEASE

Birch Mountain Appoints Senior Vice President and Issues Options

CALGARY, January 23, 2006 - Birch Mountain Resources Ltd. (BMD:TSXV and AMEX) ("Birch Mountain" the "Company" and "we") is pleased to announce the appointment of Derrick Kershaw as Senior Vice President. Derrick has served on the Board of the Directors of Birch Mountain since June 2004 and has accepted the expanded role of leading the technical and operations teams, while continuing in his Board capacity.

After a successful 23-year career in the Alberta oil sands with Syncrude Canada Ltd., Derrick retired in 2003. At Syncrude, Derrick was the General Manager of the on-time on-budget $650 million Aurora Mine Project and led various other operational and research teams. His operating experience includes: Manager, Overburden and Tailings; Manager, Mine Mobile Maintenance; and General Manager, Extraction. Derrick chaired the Advisory Board of the Fort McMurray Oil Sands Discovery Center, a showcase facility educating the public on the oil sands industry.

"We are excited that Derrick has accepted the important role of leading our technical and operations teams," said Doug Rowe, President & CEO of Birch Mountain. "His extensive knowledge of the industry and local community plus his experience in project management, facilities operations, mining and people management are valuable assets to Birch Mountain."

Derrick is equally pleased to expand his role at Birch Mountain. "The Hammerstone Project is developing at a critical time for the rapidly expanding oil sands industry. Birch Mountain has the resources, people and leadership to make a significant difference, and I'm very excited about contributing to our growing business," says Derrick.

In connection with compensation planning, the Board also approved the issuance of 592,500 options, of which 135,000 were issued to directors, 350,000 were issued to officers and 107,500 were issued to staff. The options are exercisable at $8.78 per share.

Birch Mountain is developing the industrial mineral potential of our extensive mineral properties in the oil sands region of northeastern Alberta. Limestone from the Muskeg Valley Quarry and the Hammerstone Project will reliably supply the region's long-term requirements for aggregates for construction, road building, concrete and asphalt. Reagent grade limestone will be marketed for a variety of uses including environmental remediation of air and water emissions from oil sands processing and upgrading facilities. Birch Mountain believes the strong global demand for oil will ensure long-term demand for our limestone products.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Douglas Rowe, President & CEO or	Equity Communications LLC
Hansine Ullberg, VP Finance & CFO	Steve Chizzik, Regional Vice President
Birch Mountain Resources Ltd.	Tel 973.912.0980
Tel 403.262.1838 Fax 403.263.9888 www.birchmountain.com

Forward Looking Statements: This news release contains certain forward-looking statements. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization, resources and reserves, exploration results, research and development results, and the future plans and objectives of Birch Mountain are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Birch Mountain's expectations are disclosed elsewhere in documents that are available to the public at www.sedar.com and www.sec.gov.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.